October 17, 2024

James W. Creamer, III
Chief Financial Officer
Selectis Health, Inc.
8480 E Orchard Rd, Ste 4900
Greenwood Village, CO 80111

       Re: Selectis Health, Inc.
           Form 10-K for the year ended December 31,2023
           Filed April 16, 2024
           File No. 000-15415
Dear James W. Creamer III:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Adam Desmond